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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of July 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No             X
                   -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)






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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: July 19, 2005                 By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name: Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance





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                            (BANCOLOMBIA LETTERHEAD)


                      SUPERINTENDENCY OF BANKING APPROVES
                   BANCOLOMBIA CONAVI AND CORFINSURA'S MERGER


MEDELLIN, COLOMBIA. JULY 19, 2005.

Today we have been notified of the Resolution 1050 of July 19th 2005, by which the Superintendency of Banking declares to have no objection with respect to the proposed merger between Bancolombia, Conavi and Corfinsura (after its Spin-off).

Additionally, Corfinsura's management has informed us the Superintendency has issued Resolution 1043 of July 19th 2005, in which it authorizes the Spin-off of Corfinsura.

Having completed the authorization stage of the process and in compliance with Resolution 517 of 2005 of the Superintendency of Securities, the entities will soon inform the estimated dates for the completion of the Spin-off of Corfinsura and the merger of the entities together with all other relevant information.








--------------------------------------------------------------------------------
CONTACTS
Jaime A. Velasquez     Mauricio Botero          Fax: (574) 2317208
Financial VP           IR Manager               www.bancolombia.com
Tel.: (574) 5108666    Tel.: (574) 5108866      investorrelations@bancolombia.co